Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st June 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

May 2nd, 8th, 15th, 30th, 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Dlw 6/6

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 May 2008 14:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:6879T
William Hill PLC
02 May 2008

2 May 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 2 May 2008, 1,089 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of a nil cost award under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 347,333,181 ordinary shares in issue, in addition 6,385,578 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 08 May 2008 15:57
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:0197U
William Hill PLC
08 May 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
8 May 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:()

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

7 May 2008

6. Date on which issuer notified:

8 May 2008

7. Threshold(s) that is/are crossed or reached:

Fallen below 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	24,380,912	24,380,912

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	23,989,232		23,989,232		6.907

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
23,989,232	6.907

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

13,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

15,512 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,464 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

23,932,514 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

16. Identity of the persons or legal entity subject to the notification obligation:

Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier

Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP
+44 (0) 1444 418127

GrpOps_CDU@LloydsTSB.co.uk

END
HOLDGGGKKRLGRZM

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 15 May 2008 17:30
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2008 JUN -5 P 1:37

William Hill PLC - Result of AGM

RNS Number : 5972U
William Hill PLC
15 May 2008

15 May 2008

William Hill PLC

AGM Resolutions

William Hill PLC ('the Company') confirms that all resolutions proposed at the Annual General Meeting held on Thursday 15 May 2008 at 11am at the Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT and set out in the notice of meeting dated
02 April 2008 were duly passed on a show of hands.

The final proxy voting position is shown below. Any proxy votes which are at the discretion of the Chairman have been included in the 'for' total.

Resolution		In Favour	Against	Withheld
1	Annual Report	218,660,519	172,887	237,398
2	Remuneration Report	214,563,824	4,237,467	269,513
3	Final Dividend	218,846,803	888	223,113
4	Charles Scott	216,290,162	2,511,428	269,214
5	Barry Gibson	216,501,328	2,304,116	265,360
6	Ralph Topping	216,481,338	2,346,903	242,563
7	Ian Spearing	216,471,504	2,353,430	245,870
8	Re-appoint Auditors	210,017,797	8,627,596	425,411
9	Auditors Remuneration	212,098,268	6,720,725	251,811
10	Allot shares	214,211,209	4,596,944	262,651
11	Political Donations - PLC	217,323,142	1,424,701	322,961
12	Political Donations - Organization	217,315,460	1,431,347	323,997
13	Pre-emption Rights	215,851,670	2,944,313	274,821
14	Purchase of shares	218,723,129	106,356	241,319
15	New Articles	218,533,582	229,624	307,598

The Company has submitted two copies of the resolutions passed at the meeting (other than resolutions concerning ordinary business) to the UK Listing Authority and these documents will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. 020 7676 1000

The proxy figures for the resolutions will also displayed on the Company's corporate website - www.williamhillplc.co.uk

This information is provided by RNS

The company news service from the London Stock Exchange

END

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 May 2008 10:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number : 6034V
William Hill PLC
30 May 2008

The following notification was received on 29 May 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

30 May 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

23 May 2008

6. Date on which issuer notified:

29 May 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE   Situation previous to the triggering transaction

	Number of shares	Number of voting rights
GB0031698896	24,621,644	7.09%

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		24,168, 925	46,089	6.96%	0.01%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,215,014	6.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 40,106 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 24,168,925 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 5,983 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
General email contact:
shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

This information is provided by RNS
The company news service from the London Stock Exchange

END

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From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 May 2008 14:30
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number : 6477V
William Hill PLC
30 May 2008

William Hill PLC
Total Voting Rights

On 30 May 2008 William Hill PLC had 347,333,181 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 6,385,578 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END

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